UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 24, 2019

Gemphire Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37809	47-2389984
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 130235, Ann Arbor, MI 48113

(Address of principal executive offices)  (Zip Code)

(734) 245-1700

(Registrant’s telephone number, including area code)

17199 N. Laurel Park Drive, Suite 401, Livonia, MI 48152

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GEMP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01  Other Events.

As Gemphire Therapeutics Inc. (“Gemphire”) previously disclosed in its current report on Form 8-K filed on July 25, 2019, as amended, Gemphire, GR Merger Sub Inc., a wholly owned subsidiary of Gemphire (“Merger Sub”), and NeuroBo Pharmaceuticals, Inc. (“NeuroBo”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) on July 24, 2019, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuroBo, with NeuroBo continuing as a wholly owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”).

On September 24, 2019, NeuroBo presented at the Ladenburg Thalmann 2019 Healthcare Conference in New York, New York. A copy of the presentation is attached as Exhibit 99.1.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Gemphire, NeuroBo, the proposed Merger, the contingent value rights agreement, the license and collaboration agreement with Beijing SL Pharmaceutical Co., Ltd. and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Gemphire, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Gemphire and NeuroBo to consummate the Merger; risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Gemphire’s continued listing on the Nasdaq Capital Market until closing of the proposed Merger;  risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; the risk that as a result of adjustments to the exchange ratio, Gemphire stockholders or NeuroBo stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Gemphire Common Stock relative to the exchange ratio; the risk that the conditions to payment under the contingent value rights will be not be met and that the contingent value rights may otherwise never deliver any value to Gemphire stockholders; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Gemphire or NeuroBo to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Gemphire’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC as well as Gemphire’s registration statement on Form S-4, filed with the SEC on September 3, 2019, and the preliminary proxy statement/prospectus/information statement included therein. Gemphire can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Gemphire undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

On September 3, 2019, Gemphire filed a registration statement on Form S-4 with the SEC which included a preliminary proxy statement/prospectus/information statement. A definitive proxy statement/prospectus/information statement will be filed with the SEC and mailed to the stockholders of NeuroBo and Gemphire once the registration statement becomes effective. Each party may file other documents with the SEC in connection with the Merger. INVESTORS AND STOCKHOLDERS OF GEMPHIRE AND NEUROBO ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GEMPHIRE, NEUROBO, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain free copies of the  documents filed by

Gemphire with the SEC by contacting Gemphire by mail at Gemphire Therapeutics Inc., P.O. Box 130235, Ann Arbor, MI 48113, Attention: Corporate Secretary. Investors and stockholders are urged to read the definitive proxy statement/ prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gemphire and its directors and executive officers and NeuroBo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the Merger.  Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus/information statement referred to above.  Additional information about Gemphire’s directors and executive officers is included in Gemphire’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019.  These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.

Item 9.01  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

99.1	NeuroBo Presentation, dated September 24, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 24, 2019	GEMPHIRE THERAPEUTICS INC.

	By:	/s/ Dr. Steven Gullans
	Name:	Dr. Steven Gullans
	Title:	President and Chief Executive Officer